                                                                  Exhibit (a)(3)

                        [AXA FINANCIAL, INC. LETTERHEAD]

                                                               November   , 2000

Dear Stockholder:

    On October 17, 2000, AXA, the holder directly or indirectly of approximately 60.1% of outstanding shares of AXA Financial common stock, and AXA Merger Corp., a wholly owned subsidiary of AXA, entered into a merger agreement with AXA Financial providing for an exchange of 0.295 of an American Depositary Share of AXA, and $35.75 in cash, without interest, for each outstanding share of common stock of AXA Financial. Shares of common stock of AXA Financial held in the AXA Financial treasury and shares held by AXA and its subsidiaries that are deposited in the voting trust will not be exchanged in the exchange offer.

    AXA and AXA Merger Corp. have commenced an exchange offer today. The merger agreement provides that, following the exchange offer, AXA Merger Corp. will merge with and into AXA Financial and any remaining publicly-held shares of common stock of AXA Financial will be converted into the right to receive the same consideration paid in the exchange offer, subject to the availability of appraisal rights under Delaware law.

    The Board of Directors, at a meeting held on October 17, 2000, acting on, among other things, the unanimous recommendation of the Special Committee comprised of a majority of AXA Financial's independent directors, unanimously determined to accept the Special Committee's recommendation and adopted resolutions (i) approving the merger agreement, the exchange offer and the merger, and the other transactions contemplated by the merger agreement;
(ii) determining that the terms of the exchange offer and the merger are fair to, and in the best interests of, AXA Financial and its stockholders (other than AXA and its affiliates); (iii) declaring the merger agreement advisable;
(iv) recommending that stockholders accept the exchange offer and tender their shares; and (v) recommending that stockholders adopt the merger agreement, if such adoption is necessary for the consummation of the merger.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed exchange offer materials and AXA Financial's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated October 17, 2000, of Wasserstein Perella & Co., Inc., the Special Committee's financial advisor, that as of such date and based on and subject to the assumptions and limitations described in the opinion, 0.295 of an American Depositary Share of AXA, and $35.75 in cash per share of AXA Financial common stock to be received pursuant to the offer and the merger by the AXA Financial stockholders (other than AXA and its affiliates) was fair to such stockholders from a financial point of view.

    Enclosed for your consideration are copies of the Prospectus and other exchange materials and AXA Financial's Solicitation/Recommendation Statement on
Schedule 14D-9, which have been filed with the Securities and Exchange Commission. These documents should be read carefully.

                                                       Sincerely,

                                                       ---------------------------------------------
                                                       Edward D. Miller
                                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                       2